[WLRK Letterhead]

August 8, 2008

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C.  20549

Re:	HSN, Inc.
Form S-1
Filed August 1, 2008
File No. 333.152697

Dear Mr. Owings:

Thank you for your comment letter dated August 7, 2008 (the “Comment Letter”). Set forth below is the response of HSN, Inc. (“HSN” or the “Company”) to the Staff’s comments based on its review of HSN’s registration statement on Form S-1 (the “Registration Statement”) filed August 1, 2008 (File No. 333-152697). The comments from the Comment Letter are included below in bold. HSN’s response follows each comment. On the date hereof, the Company has filed Amendment No. 1 to the Registration Statement (“Amendment No. 1”) incorporating the revisions described herein.  For the convenience of the Staff, three (3) copies of Amendment No. 1, which has been marked to show the changes from the Registration Statement as originally filed, are also being delivered to Ms. Blair Petrillo.

*****

General

1.                                      To the extent comments in this letter are also applicable with respect to the information filed by ILG, Ticketmaster or Tree.com, please revise their disclosure accordingly.  In addition, to the extent comments received with respect to the disclosure of ILG, Ticketmaster or Tree.com is applicable to HSN, please revise the disclosure for HSN accordingly.

Response:  The disclosure of ILG, Ticketmaster and Tree.com (the “Other Spincos”) has been revised to the extent comments in the Comment Letter are applicable to the Other

Spincos.  The disclosure of HSNi has been revised to the extent comments received with respect to the Other Spincos are applicable to HSNi.

2.                                      Noting that IAC filed a Form 8-K on July 30, 2008 and subsequently filed its Form 10-Q for the second quarter of 2008 with results for each of the Spincos, please advise the staff how you determined that the interim financial statements of the company are not available.  If the interim financial statements are available, please revise to provide updated interim financial statements.  Alternatively, if the interim financial statements are not available, please add a recent developments section which includes summary financial information with respect to the company similar to the information included in the Form 8-K filed by IAC on July 30, 2008.

Response:  We have noted the Staff’s comments. Financial statements for the Company are not yet available on a carve-out basis including allocation of stock based compensation, corporate allocations and the calculation of income taxes on a stand-alone, separate company basis and the preparation of footnotes and other disclosures. We have included a recent developments section which includes summary financial information consistent with that included in IAC’s Form 8-K filed on July 30, 2008.

Registration Statement on Form S-1
Cover Page of Registration Statement

3.                                      We note your disclosure in footnote (1) to the fee table relating to Rule 416.  Rule 416(b) covers only stock splits and stock dividends, but does not cover “other distributions involving the common stock.” If you intend to use Rule 416(a), please explain how the securities are offered pursuant to “terms which provide for a change in the amount of securities being offered or issued to prevent dilution resulting from stock splits, stock dividends, or similar transactions” and change your footnote to cover only “stock splits, stock dividends, or similar transactions.”

Response:    The Company is relying on Rule 416(a) because the equity plans under which securities are being offered contain anti-dilution provisions.  In response to the Staff’s comments, the cover page has been appropriately revised.

Cover Page of Prospectus

4.                                      We note the disclosure on the cover page of the prospectus that IAC “will distribute all of the outstanding shares of common stock of the Spincos on a pro rata basis to the holders of IAC common stock and/or Class B common stock.” Please remove the characterization of the distribution as “pro rata” as we continue to believe that the distribution is not pro rata within the meaning of Staff Legal Bulletin No. 4.

Response:  As indicated in our prior response letter, while we are not in agreement with the Staff’s position on the “pro rata” issue, in response to the Staff’s comment, the reference to “pro rata” has been removed from the cover page and from Exhibit 99.8 to the Registration Statement.

5.                                      Please highlight the cross-reference to the “Risk Factors” section by prominent type or in another manner.  Refer to Item 501(b)(5) of Regulation S-K.

Response:  In response to the Staff’s comment, such cross-reference has been appropriately highlighted.

Undertakings, page II-2

6.                                      Please revise the undertakings to include all of the undertakings applicable to the offering as required by Item 512 of Regulation S-K.  We note, for example, the inclusion of the undertaking provided in Item 512(b) of Regulation S-K which does not appear to be applicable.  In addition, the undertaking required by Item 512(a)(1) appears to be incomplete and you have not provided the applicable undertaking under Item 512(a)(5).

Response:  In response to the Staff’s comment, the undertakings have been appropriately revised.

Exhibit 5.1 – Legality Opinion

7.                                      We note that the opinion is based on an examination of certain corporate documents of the company, including the company’s charter and bylaws “as currently in effect”.  Noting that the company’s charter and bylaws that are currently in effect will be replaced by the form of charter and bylaws filed as exhibits to the registration statement, please revise to indicate that the examination includes the charter and bylaws that will take effect upon the consummation of the spin-off.

Response:  In response to the Staff’s comment, the opinion has been appropriately revised.

8.                                      We note that the opinion refers to the undefined term “Securities.” Please revise to clarify what is covered by this term.

Response:  In response to the Staff’s comment, the opinion has been appropriately revised.

9.                                      We note the disclosure in counsel’s legal opinion that the opinion assumes that “there will be no changes in applicable law between the date of this opinion and the dates on which the Securities are issued or sold...” Please have counsel revise his opinion to state the assumption presumes no changes in applicable law between the date of effectiveness of this registration statement, or have counsel re-file the opinion on the date of effectiveness.  The only qualification of this sort that counsel may include in the legal opinion is that the opinion is valid and counsel has no duty to update the information in the opinion following the registration statement’s date of effectiveness.

Response:  In response to the Staff’s comment, the opinion has been appropriately revised.

10.                               Please arrange for counsel to separately confirm to us in writing that they concur with our understanding that the reference to “Delaware General Corporation Law” includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

Response:  In response to the Staff’s comment, we are supplementally furnishing such confirmation from counsel.

Exhibit 8.1 – Tax Opinion

11.                               Since you are using a short-form tax opinion, please revise the opinion to confirm that the discussion in the prospectus under the referenced subheading constitutes its opinion, as opposed to opining as to its accuracy.

Response:   In response to the Staff’s comment, we have revised the tax opinion and the disclosure on pages 5, 9, 24, 25 and 26 of the Registration Statement.

Signatures

12.                               It appears that the registration statement has been signed by only one director of the company.  Please advise the staff how you determined that the registration statement has been signed by a majority of the members of the current board of directors of the company.

Response:  The Company currently has two directors, both of whom executed the Registration Statement as originally filed as well as Amendment No. 1.

Please do not hesitate to contact me at (212) 403-1205 or Nancy Greenbaum at (212) 403-1339 if there are any comments or questions concerning the foregoing or if we can be of assistance in any way.  As discussed with Ms. Petrillo, the Company is desirous of requesting acceleration of effectiveness of registration as soon as possible.  We are available to assist in any way we can.

Sincerely,

By:	/s/ Pamela S. Seymon
Name: Pamela S. Seymon

cc:	Ms. Blair Petrillo
Staff Attorney
Division of Corporation Finance
Facsimile No. (202) 772-9202

Gregory R. Blatt
Executive Vice President, General Counsel & Secretary
IAC/InterActiveCorp
555 West 18th Street
New York, New York 10011